SUB-ITEM 77D


Western Asset High Income Opportunity Fund Inc. (NYSE: HIO)


In connection with the Merger of Western Asset Managed High Income
Fund Inc. (MHY) with and into HIO, MHY and HIO have proposed a fundamental investment policy regarding senior securities. Since inception, each Fund has not issued senior securities and has no intention to do so in the future. At the joint meeting of stockholders, stockholders of each Fund approved a fundamental investment policy pursuant to which each Fund may not issue senior securities, except in accordance with such Fund's policy regarding borrowing money. There will be no change in how HIO is managed.